Exhibit 12.1
THE SOUTHERN COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2017

	Year ended December 31,
		2013		2014		2015		2016		2017
	---------------------------------------------Millions of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes		$2,560		$3,007		$3,614		$3,385		$916
Distributed income of equity investees		—		—		—		65		181
Interest expense, net of amounts capitalized		826		835		842		1,318		1,698
Interest component of rental expense		97		113		127		141		144
Amortization of capitalized interest		2		5		5		5		6
AFUDC - Debt funds		77		86		88		76		66
Less: Dividends on preferred and preference stock of subsidiaries		(66)		(68)		(54)		(45)		(38)
Earnings as defined		$3,496		$3,978		$4,622		$4,945		$2,973

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$817		$824		$881		$1,293		$1,638
Interest on affiliated loans		7		7		7		8		9
Interest on interim obligations		5		4		9		33		43
Amortization of debt discount, premium and expense, net		46		46		48		60		70
Other interest charges		29		42		(15)		—		4
Capitalized interest		14		25		36		50		23
Interest component of rental expense		98		111		127		141		144
Fixed charges as defined		1,016		1,059		1,093		1,585		1,931
Tax deductible preferred dividends		1		1		1		1		1
		1,017		1,060		1,094		1,586		1,932
Non-tax deductible preferred and preference dividends		65		67		52		44		36
Ratio of net income before taxes to net income	x	1.497	x	1.481	x	1.493	x	1.381	x	1.162
Preferred and preference dividend requirements before income taxes		97		99		78		61		43
Fixed charges plus preferred and preference dividend requirements		$1,114		$1,159		$1,172		$1,647		$1,975
RATIO OF EARNINGS TO FIXED CHARGES		3.14		3.43		3.94		3.00		1.51